EXHIBIT 4.3

SECOND AMENDMENT TO
STOCKHOLDER RIGHTS AGREEMENT
This SECOND AMENDMENT TO STOCKHOLDER RIGHTS AGREEMENT (this “Amendment”) is entered into as of January 26, 2024 (the "Amendment Effective Date"), by and among Blackbaud, Inc., a Delaware corporation (the “Company”), and Broadridge Corporate Issuer Solutions, LLC, a Pennsylvania limited liability company ("Broadridge" or the “Successor Rights Agent”), and amends that certain Stockholder Rights Agreement, dated as of October 7, 2022, by and between the Company and Equiniti Trust Company, LLC (f/k/a American Stock Transfer & Trust Company, LLC), a New York limited liability trust company ("Equiniti" or the “Predecessor Rights Agent”), as amended by that certain Amendment to Stockholder Rights Agreement, dated as of October 2, 2023 (as amended, the “Rights Agreement”). All capitalized terms used herein and not otherwise defined herein shall have the meaning(s) ascribed to them in the Rights Agreement.
WITNESSETH:
WHEREAS, on December 12, 2023, the Company provided notice to Equiniti that the Company was terminating its transfer agency relationship with Equiniti, effective as of the close of business on January 25, 2024;
WHEREAS, Section 21 of the Rights Agreement provides that, in the event any transfer agency relationship in effect between the Company and the Rights Agent (as defined in the Rights Agreement) terminates, the Rights Agent will be deemed to have resigned automatically and be discharged from its duties under the Rights Agreement as of the effective date of such termination;
WHEREAS, due to the termination of the transfer agency relationship between the Company and Equiniti, Equiniti is deemed to have resigned automatically and has been discharged from its duties under the Rights Agreement, effective as of the close of business on January 25, 2024;
WHEREAS, the Company desires to appoint Broadridge as successor Rights Agent, pursuant to the terms of the Rights Agreement; and
WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company and Broadridge, as successor Rights Agent, desire to amend the Rights Agreement as set forth in this Amendment.
NOW, THEREFORE, in consideration of the promises and the mutual agreements herein set forth, the parties hereby agree as follows:

1.     Appointment; Certain Representations and Covenants. In accordance with Section 21 of the Rights Agreement, and effective as of the Amendment Effective Date, the Company hereby appoints Broadridge as successor Rights Agent under the Agreement, and Broadridge shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent under the Rights Agreement. The Company acknowledges and agrees that Broadridge will act as Rights Agent for the Company, and Broadridge shall not be deemed to assume any obligations of agency or trust with any of the registered holders of the Rights Certificates. Broadridge hereby accepts such appointment as Rights Agent, subject to the terms and conditions of this Amendment. Broadridge represents and warrants that, notwithstanding the fact that neither Broadridge nor any of its Affiliates are a banking institution, Broadridge, in its capacity as a regulated “transfer agent” (as such term is defined in Section 3(a)(25) of the Securities Exchange Act of 1934, as amended), is able to perform all of the functions of the Rights Agent as set forth in the Agreement in a manner that is substantially equivalent to the functions of the Rights Agent performed by the Predecessor Rights Agent.
2.    Amendments.
a.    Each reference to “American Stock Transfer & Trust Company, LLC,” “American Stock Transfer & Trust Company, LLC, a New York limited liability trust company” and “Equiniti Trust Company, LLC (f/k/a American Stock Transfer & Trust Company, LLC), a New York limited liability trust company” contained in the Rights Agreement (including the exhibits thereto) is hereby deleted in its entirety and replaced with “Broadridge Corporate Issuer Solutions, LLC, a Pennsylvania limited liability company” or “Broadridge Corporate Issuer Solutions, LLC,” as applicable.
b.    Section 20(c) of the Rights Agreement shall be amended to include the following sentence as the final sentence of such section:
“In no event will the Rights Agent be liable for any special, indirect or consequential damages arising out of this Agreement (including lost profits, damage to reputation or lost savings), even if the Rights Agent has been advised of the possibility of such damages.”
c.    The notice information of the Rights Agent in Section 26 of the Rights Agreement is hereby amended and restated to read in its entirety as follows:
Broadridge Corporate Issuer Solutions, LLC
51 Mercedes Way
Edgewood, NY 11717
Attention: Corporate Actions Department
with a copy to:
Broadridge Financial Solutions, Inc.
2 Gateway Center
Newark, New Jersey 07102
Email: legalnotices@broadridge.com
Attention: General Counsel

3.    Agreement as Amended. The term “Agreement” as used in the Rights Agreement shall be deemed to refer to the Rights Agreement, as amended. Except as set forth herein, the Rights Agreement shall remain in full force and effect and otherwise shall be unaffected hereby, and each of the Company and the Successor Rights Agent shall be subject to its terms and conditions.
4.    Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated; provided, however, that notwithstanding anything in this Amendment to the contrary, if any such term, provision, covenant or restriction is held by such court or authority to be invalid, void or unenforceable and the Board determines in its good faith judgment that severing the invalid language from this Amendment would adversely affect the purpose or effect of this Amendment, the right of redemption set forth in Section 23 of the Rights Agreement shall be reinstated and shall not expire until the Close of Business on the tenth (10th) day following the date of such determination by the Board.
5.    Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State.
6.    Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. Delivery of an executed signature page of this Amendment by facsimile or other customary means of electronic transmission (e.g., “pdf”) shall be as effective as delivery of a manually executed counterpart hereof.
7.    Descriptive Headings. Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.
(Signature Page Follows)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

BLACKBAUD, INC.,
as the Company

By:	/s/ Anthony W. Boor
Name:	Anthony W. Boor
Title:	Executive Vice President and Chief Financial Officer

BROADRIDGE CORPORATE ISSUER SOLUTIONS, LLC,
as Successor Rights Agent

By:	/s/ John P. Dunn
Name:	John P. Dunn
Title:	SVP

Signature Page to
Second Amendment to Stockholder Rights Agreement